Mail Stop 6010
Via Facsimile and U.S. Mail


November 18, 2005



Mr. Roy T. K. Thung
President and Chief Executive Officer
American Independence Corp.
485 Madison Avenue
New York, New York 10022

      Re:      American Independence Corp.
       Form 10-K for Fiscal Year Ended December 31, 2004
	            File No. 001-05270

Dear Mr. Thung:

      We have reviewed your October 11, 2005 response to our September 27, 2005 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis

Outlook, page 24

1. Please refer to prior comment two. We understand that business production originates with your MGUs, is underwritten by IHC and then ceded to you. Your proposed new disclosure does not discuss or quantify the key factors underlying the significant increase in business produced by your MGUs and underwritten by IHC in 2004 and the corresponding 59% increase in your assumed premiums and only states that an increase in 2005 premiums earned similar to that in 2004 is not expected. This disclosure does not appear to facilitate investors` determination of the likelihood that your past performance is indicative of future performance. Please explain to us and quantify, in disclosure-type format, the key factors and trends underlying the increase in 2004 MGU production, IHC`s revenue growth and your assumed premiums and provide a more specific discussion and quantification of the impact of these key factors and related trends on your expected revenues and operating results.

*    *    *    *
            Please respond to the comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

           You may contact Frank Wyman, Staff Accountant, at 202-
551-
3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
							Senior Assistant Chief
      Accountant
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Mr. Roy T. K. Thung
American Independence Corp.
November 18, 2005
Page 2